EXHIBIT 15.3

Goodwin Procter LLP Counsellors at Law New York Times Building 620 Eighth Avenue New York, NY 10018	T: 212.813.8800 F: 212.355.3333 goodwinprocter.com

November 3, 2015

VIA EDGAR AND OVERNIGHT MAIL

Ms. Kim McManus Senior Attorney U.S. Securities and Exchange Commission Division of Corporation Finance – Office of Real Estate & Commodities 100 F Street, N.E. Washington, D.C. 20549-3010

Re:	Fundrise Equity REIT, LLC Draft Offering Statement on Form 1-A

Submitted September 21, 2015
CIK No. 0001648956

Dear Ms. McManus:

This letter is submitted on behalf of Fundrise Equity REIT, LLC (the “Company”) in response to comments from the staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission (the “Commission”) in a letter dated October 16, 2015 (the “Comment Letter”) with respect to the Company’s draft Offering Statement on Form 1-A (CIK No. 0001648956) submitted for non-public review pursuant to Rule 252(d) of Regulation A under the Securities Act of 1933, as amended, to the Commission on September 21, 2015, relating to the Company’s offering of up to $50,000,000 in common shares (the “Offering Statement”). The responses provided are based upon information provided to Goodwin Procter LLP by the Company. The Company is concurrently submitting for non-public review Amendment No. 1 to the draft Offering Statement (the “Amended Submission”), which includes changes in response to the Staff’s comments. We have enclosed with this letter a marked copy of the Amended Submission, which was submitted today by the Company via EDGAR, reflecting all changes to the Offering Statement.

For your convenience, the Staff’s numbered comments set forth in the Comment Letter have been reproduced in italics herein with responses immediately following each comment. Unless otherwise indicated, page references in the descriptions of the Staff’s comments refer to the Offering Statement, and page references in the responses refer to the Amended Submission. Defined terms used herein but not otherwise defined have the meanings given to them in the Amended Submission.

Ms. Kim McManus

Division of Corporation Finance

November 3, 2015

General

1.	We note that you have included disclosure indicating that you may invest in real estate-related debt. We further note that you intend to operate your business in a manner that will permit you to maintain an exemption from registration under the 1940 Act. Please provide us with a detailed analysis of the exemption that you and your subsidiaries intend to rely on and how your investment strategy will support that exemption.

Response to Comment No. 1

The Company has advised that it expects that it will invest primarily in direct and indirect interests in fee ownership of real property, to be held through its wholly-owned and majority-owned subsidiaries (“Subsidiaries”). Neither the Company nor any of its Subsidiaries intend to register as an investment company under the Investment Company Act. As such, under Section 3(a)(1) of the Investment Company Act, an issuer is not deemed to be an “investment company” because:

•	it neither is, nor will hold itself out as being, engaged primarily, nor does it propose to engage primarily, in the business of investing, reinvesting or trading in securities, or the holding-out test; and

•	it neither is engaged nor proposes to engage in the business of investing, reinvesting, owning, holding or trading in securities and does not own or propose to acquire “investment securities” having a value exceeding 40% of the value of its total assets on an unconsolidated basis, or the 40% test. “Investment securities” excludes U.S. government securities and securities of majority-owned subsidiaries that are not themselves investment companies and are not relying on the exception from the definition of investment company under Section 3(c)(1) or Section 3(c)(7) (relating to private investment companies).

2.	Please be advised that you are responsible for analyzing the applicability of the tender offer rules to your share repurchase program. We urge you to consider all the elements of your share repurchase program in determining whether the program is consistent with relief granted by the Division of Corporation Finance in prior no action letters. See, for example, T REIT Inc. (Letter dated June 4, 2001) and Wells Real Estate Investment Trust II, Inc. (Letter dated December 3, 2003). To the extent you have questions as to whether the program is entirely consistent with the relief previously granted by the Division of Corporation Finance, you may contact the Division’s Office of Mergers and Acquisitions at 202-551-3440.

Ms. Kim McManus

Division of Corporation Finance

November 3, 2015

Response to Comment No. 2

In response to the Staff’s comment, the Company has reviewed the applicability of the tender offer rules to its share repurchase program in determining that the program is consistent with the relief granted by the Division of Corporation Finance in prior no action letters and acknowledges that it is responsible for analyzing the applicability of the tender offer rules to its share repurchase program. The Company will contact the Division’s Office of Mergers and Acquisitions with any questions regarding the share repurchase program’s consistency with relief previously granted by the Division of Corporation Finance.

3.	We note that you may conduct the share repurchase program during the offering period of the shares being registered under this registration statement. Please be advised that you are responsible for analyzing the applicability of Regulation M to your share repurchase program. We urge you to consider all the elements of your share repurchase program in determining whether the program is consistent with the class relief granted by the Division of Market Regulation in the class exemptive letter granted Alston & Bird LLP dated October 22, 2007. To the extent you have questions as to whether the program is entirely consistent with that class exemption you may contact the Division of Trading and Markets at 202-551-5777.

Response to Comment No. 3

In response to the Staff’s comment, the Company has reviewed the applicability of Regulation M to its share repurchase program and acknowledges that it is responsible for analyzing the applicability of Regulation M to its share repurchase program.  The Company will contact the Division of Trading and Markets with any questions regarding the share repurchase program’s consistency with relief previously granted by the Division of Market Regulation.

Distributions, page 17

4.	We note your statement that the Manager expects to set the rate of distributions “at a level . . . which may be substantially less than 7% per annum.” This may imply that you are targeting a 7% distribution. Please remove the reference to a specific percentage or advise. We note similar language on pages 7 and 90.

Response to Comment No. 4

In response to the Staff’s comment, we have eliminated all references in the Amended Submission to the phrase “which may be substantially less than 7% per annum.”

Ms. Kim McManus

Division of Corporation Finance

November 3, 2015

Valuation policies, page 18

5.	Please provide us, on a supplemental basis, with your template for future NAV disclosures.

Response to Comment No. 5

Please see Appendix A for the template the Company expects to use for future NAV disclosures.

Quarterly Redemption Plan, page 19

6.	We note that the Effective Redemption Price presented in the table does not include the fixed 3% discount to the per share price. Please revise the table to show the redemption price reflective of both fixed and variable discounts.

Response to Comment No. 6

In response to the Staff’s comment, the Company has (i) added a column to the table on pages 5, 19, 102 and F-4 of the Amended Submission to include the variable price discount only, (ii) revised the footnote with respect to “Effective Redemption Price” presented in the table to include the fixed 3% discount (in addition to the variable price discount), and (iii) reduced the percentages in the “Effective Redemption Price” column by such 3% fixed discount amount, such that the “Effective Redemption Price” column shows the redemption price reflective of both fixed and variable discounts.

Estimated Use of Proceeds, page 53

7.	Footnote 1 indicates that there is no minimum amount required in order to have an initial closing, however, you also state that you if you do not raise $1,000,000 within 12 months you will cancel the offering and release all investors from their commitments. Please reconcile this disclosure. In this regard, we note your reference to a $1,000,000 million minimum threshold on your cover page and on pages 9, 10, and 126. Please revise the disclosure on page 53 or tell us how the $1,000,000 referenced amount does not create a minimum sales threshold.

Response to Comment No. 7

In response to the Staff’s comment, the Company has revised Footnote 1 on page 54 of the Amended Submission.

Ms. Kim McManus

Division of Corporation Finance

November 3, 2015

Management

Shared Services Agreement, page 56

8.	It appears that the shared services agreement may be a material contract required to be filed. Please revise your Index to Exhibits and file the shared services agreement with a future amendment or advise us why you do not believe it is required to be filed. Refer to Item 17 of Form 1-A.

Response to Comment No. 8

In response to the Staff’s comment, the Index to Exhibits has been revised to include the shared services agreement as an exhibit, and the shared services agreement will be filed as an exhibit with a future amendment.

9.	On page 56 you state that “[t]he fee paid by our Manager pursuant to the shared services agreement will not constitute a reimbursable expense under our operating agreement.” In contrast, on page 16 you state that “[t]he expense reimbursements that we will pay to our Manager also include expenses incurred by our sponsor in the performance of services under the shared services agreement.” Similar disclosure is presented on page 7. Please revise to reconcile these statements or advise.

Response to Comment No. 9

In response to the Staff’s comment, the Company respectfully submits that the reimbursement referenced on page 57 of the Amended Submission is different from the reimbursement obligations of the Company discussed presented on pages 7 and 16 of the Amended Submission.

Page 57 relates to the fee paid by our Manager to Rise Companies Corp. (i.e., the Sponsor) pursuant to the shared services agreement and affirmatively states that the Company will not be required to reimburse the Manager for any fees it pays to the Sponsor.

Pages 7 and 16, are meant to discuss the expenses for which the Manager is entitled to receive reimbursement from the Company and explains that if the Manager is entitled to reimbursement for such expenses under the operating agreement, that the Sponsor is also entitled to seek reimbursement from the Manager for such expenses under the shared services agreement, whether provided to the Manager on behalf of the Company or directly to the Company.

We have revised the disclosure on page 57 of the Amended Submission to clarify this distinction.

Ms. Kim McManus

Division of Corporation Finance

November 3, 2015

Description of Our Common Shares

Liquidation Support, page 91

10.	We note your disclosure throughout the offering circular that your target liquidating distribution is equal to a 20% average, annual non-compounded return. We also note that your manager has agreed to pay up to $500,000 if the distributions you pay upon liquidation (together with any distributions made prior to liquidation) are less than a 20% average annual non-compounded return. Please explain to us how you determined it would be appropriate to include a target liquidating distribution based on this arrangement and given that you currently have minimal assets and no operating history. Alternatively, please revise your disclosure to remove the target liquidating distribution of 20%.

Response to Comment No. 10

In response to the Staff’s comment, we have revised the disclosure to remove references to a target liquidating distributions with regard to the liquidation support.

Minimum Purchase Requirements, page 128

11.	We note that your Manager may waive or modify the minimum investment requirement in its sole discretion. Please revise to explain the factors the Manager will take into account in deciding whether to waive the minimum investment requirement and tell us how you will notify investors if you waive or modify the minimum investment requirement.

Response to Comment No. 11

In response to the Staff’s comment, the Company has determined to eliminate the Manager’s ability to waive or modify the minimum investment requirement. The Amended Submission has been revised throughout to reflect this change.

[Remainder of this page left intentionally blank]

Ms. Kim McManus

Division of Corporation Finance

November 3, 2015

If you have any questions or would like further information concerning the Company’s responses to the Comment Letter, please do not hesitate to contact me at (212) 813-8842 or Bjorn J. Hall at (202) 584-0550.

Sincerely,

/s/ Mark Schonberger Mark Schonberger

cc:	Via E-mail

Benjamin S. Miller, Chief Executive Officer

Bjorn J. Hall, General Counsel and Secretary

Michael S. McCord, Chief Financial Officer and Treasurer

Rise Companies Corp.

David Perechocky, Esq.

Goodwin Procter LLP

Appendix A

FUNDRISE EQUITY REIT, LLC

SUPPLEMENT NO. __ DATED _________, 20__

TO THE OFFERING CIRCULAR DATED _________, 20__

This supplement No. __ is part of the offering circular of Fundrise Equity REIT, LLC and should be read in conjunction with the offering circular. Terms used in this supplement No. __ and not otherwise defined herein have the same meanings as set forth in our offering circular and any supplements thereto. The purpose of this supplement is to disclose:

•	our quarterly net asset value (“NAV”) per common share;
•	the components of NAV as of ____, 20__;
•	[the status of our share redemption plan;]* and
•	[our historical share pricing information.]*

_______________________
*as applicable

Quarterly Pricing Supplement

As of ______, 20__, our NAV per common share is $____. This NAV per common share shall be effective through ________, 20__, unless updated to us prior to that time.

Components of NAV

The following sets forth the calculation of NAV for our common shares:

STATEMENTS OF ASSETS AND LIABILITIES (UNAUDITED)

(In thousands, except per share numbers)	September 30, 2015	June 30, 2015
ASSETS:
Investments in securities, at fair value	$222	$111
Cash and cash equivalents	222	111
Receivable for securities sold and principal repayments	222	111
Interest receivable	222	111
Total assets	888	444

LIABILITIES:
Payable for securities purchased	$22	$11
Distribution payable	22	11
Accrued interest payable	22	11
Accrued expenses and other liabilities	22	11
Total liabilities	88	44
NET ASSETS	$800	$400
Net assets consist of:
Member’s Equity (20,000 common shares at $10 per share)	$200	$200
Additional paid in capital	-	-
Retained earnings	600	200
NET ASSETS	$800	$400
NET ASSET VALUE PER SHARE	$40.00	$20.00

As of ____, 20__, the valuation of $__ million compares to a GAAP basis of real estate properties (before accumulated depreciation and amortization) of $___ million, representing an increase of approximately $___ million or __%. The following are key assumptions (shown on a weighted-average basis) that are used in the direct capitalization models to estimate the value of our real estate investments by property type:

Property	Type	Overall Cap Rate	Direct Cap Value
New York, NY	Office	7.25%	$1,230,000
Washington, DC	Retail	7.00%	$2,160,000
Los Angeles, CA	Multifamily	6.50%	$810,000
Chicago, IL	Industrial	7.25%	$1,000,000
Miami, FL	Office	5.50%	$1,060,000
Seattle, WA	Retail	6.50%	$820,000
Weighted Average Basis		%

A change in the rates used would impact the calculation of the value of our properties. For example, assuming all other factors remain constant, an increase in the weighted average annual overall capitalization rate of __% would reduce the value of our real properties as of ____, 20__ by approximately __%.

This is only a mathematical illustration and is not intended to qualify the values reflected above.